                                    EXHIBIT A
                                    ---------

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

         INDEX TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Financial Statements

Unaudited Consolidated Condensed Statements of Operations and Comprehensive   7
         Income for the six months ended December 31, 2001 and 2000

Unaudited Consolidated Condensed Balance Sheets at December 31, 2001 and      8
         June 30, 2001 (audited)

Unaudited Consolidated Condensed Statements of Cash Flows for the six months  9 ended December 31, 2001 and 2000

Notes to the Unaudited Consolidated Condensed Financial Statements           10

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

          UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS AND
                              COMPREHENSIVE INCOME
          (in millions of Australian Dollars except per share amounts)

                                                                          For the six months ended
                                                                                December 31,
                                                                     --------------------------------
                                                                           2001              2000
                                                                     --------------     -------------
Revenue                                                              A$      14,626     A$     12,768
Costs and expenses                                                          (12,800)          (10,846)
Depreciation and amortization                                                  (807)             (711)
Other operating charges                                                      (1,769)                -
                                                                     --------------     -------------
Operating (loss) income                                                        (750)            1,211
                                                                     --------------     -------------

Other income (expense):
  Equity in losses of associated companies                                   (1,776)             (671)
  Interest, net                                                                (525)             (462)
  Other                                                                       2,224               385
                                                                     --------------     -------------
Total other income (expense)                                                    (77)             (748)
                                                                     --------------     -------------

Income (loss) before income taxes, minority interest,
 extraordinary items and cumulative effect of accounting
 change                                                                        (827)              463
Income tax expense                                                             (160)              (52)
                                                                     --------------     -------------
Income (loss) before minority interest, extraordinary items
 and cumulative effect of accounting change                                    (987)              411
Minority interest (expense) income                                             (327)               91
                                                                     --------------     -------------
Income (loss) before extraordinary items and cumulative
 effect of accounting change                                                 (1,314)              502
Extraordinary items, net of tax                                                 (34)                -
Cumulative effect of accounting change, net of tax                              (42)             (958)
                                                                     --------------     -------------
Net loss                                                             A$      (1,390)    A$       (456)
                                                                     ==============     =============

Other comprehensive income:

  Foreign currency translation adjustment                                       160             1,653
  Unrealized holding gains (losses) on securities and other,
   net of tax                                                                  (536)              247
                                                                     --------------     -------------
Other comprehensive income                                                     (376)            1,900
                                                                     --------------     -------------
Total comprehensive income                                           A$      (1,766)    A$      1,444
                                                                     ==============     =============

Per share data:
  Basic and diluted (loss) earnings before extraordinary items and cumulative effect of accounting change:

    -Ordinary shares                                                 A$       (0.26)    A$       0.10
    -Preferred limited voting ordinary shares                        A$       (0.29)    A$       0.14

  Basic and diluted net loss:
    -Ordinary shares                                                 A$       (0.28)    A$      (0.12)
    -Preferred limited voting ordinary shares                        A$       (0.31)    A$      (0.12)

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
                      (in millions of Australian Dollars)

                                                                     At December 31,    At June 30,
                                                                           2001            2001
                                                                     --------------     -------------
                                                                                         (audited)
ASSETS
Current assets
  Cash                                                               A$    6,247        A$      5,615
  Receivables, net                                                         8,308                6,683
  Inventories                                                              3,294                3,259
  Other                                                                      777                  649
                                                                     ------------       ------------
Total current assets                                                      18,626               16,206
                                                                     ------------       ------------

Investments                                                               22,517               27,701
Property, plant and equipment, net                                         7,075                6,963
Other non-current assets
  Excess of cost over assets acquired, net                                 5,759                2,172
  Publishing rights, titles and television licenses, net                  27,938               21,099
  Long-term receivables                                                      995                  762
  Inventories                                                              5,340                5,219
  Other                                                                    1,409                1,344
                                                                     -----------        -------------
Total other non-current assets                                            41,441               30,596
                                                                     -----------        -------------

TOTAL ASSETS                                                         A$   89,659        A$     81,466
                                                                     ===========        =============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current maturities of long-term debt                               A$       90        A$         63
  Accounts payable and other current                                      11,520                9,947
                                                                     -----------        -------------
Total current liabilities                                                 11,610               10,010
                                                                     -----------        -------------

Non-current liabilities
  Long-term debt                                                          18,154               18,742
  Accounts payable and other non-current                                  12,143                8,906
                                                                     -----------        -------------
Total non-current liabilities                                             30,297               27,648

Minority interest in subsidiaries, including guaranteed
 preferred beneficial interests in subsidiary's
 subordinated debentures and warrants                                      7,811                7,523
Stockholders' equity                                                      39,941               36,285
                                                                     -----------        -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           A$   89,659        A$     81,466
                                                                     ===========        =============

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

           UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                      (in millions of Australian Dollars)

                                                                      For the six months ended
                                                                            December 31,
                                                                      ------------------------
                                                                         2001          2000
                                                                      ------------------------
Operating activity
  Net loss                                                            A$  (1,390)  A$    (456)
  Adjustments for non-cash and non-operating activities:
    Extraordinary items, net of tax                                           34           --
    Cumulative effect of accounting change, net of tax                        42          958
    Equity losses of associated companies including distributions          1,741          666
    Depreciation and amortization                                            807          711
    Net (gain) loss on sale of non-current assets and other               (2,156)        (385)
  Change in related balance sheet accounts, net of acquisitions              787       (1,722)
                                                                      ----------   ----------
Cash used in operating activity                                             (135)        (228)
                                                                      ----------   ----------

Investing activity
  Property, plant and equipment                                             (300)        (621)
  Investments                                                             (2,865)      (1,277)
  Proceeds from sale of non-current assets                                 4,613          864
                                                                      ----------   ----------
Cash provided by (used in) investing activity                              1,448       (1,034)
                                                                      ----------   ----------

Financing activity
  Repayment of debt                                                         (652)         (25)
  Issuance of shares                                                         112           36
  Repurchase of preferred limited voting ordinary shares                      --          (91)
  Dividends paid                                                            (162)         (92)
  Leasing and other financing costs                                           --           (1)
                                                                      ----------   ----------
Cash used in financing activity                                             (702)        (173)
                                                                      ----------   ----------

Net increase (decrease) in cash                                              611       (1,435)
Opening cash balance                                                       5,615        4,638
Effect of exchange rate changes on cash                                       21          310
                                                                      ----------   ----------
Closing cash balance                                                  A$   6,247   A$   3,513
                                                                      ==========   ==========

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation

The consolidated financial statements included in The News Corporation Limited's ("the Group" or "News Corporation") annual report on Form 20-F for the year ended June 30, 2001 have been prepared in accordance with accounting principles generally accepted in Australia ("A-GAAP"). The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US-GAAP"), which differs in certain significant respects from A-GAAP (See Note 7). For further information, refer to the consolidated financial statements and footnotes thereto included in News Corporation's annual report on Form 20-F for the year ended June 30, 2001. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2001 are not necessarily indicative of the results that may be expected for the year ended June 30, 2002.

Accumulated other comprehensive income at December 31, 2001 was A$6.1 billion. This consisted of cumulative foreign currency translation adjustments of A$5.9 billion, reflecting the continued weakening of the Australian dollar against the US dollar, and unrealized holding gains (losses) on investments available for sale, net of tax, of A$167 million. Total accumulated other comprehensive income at June 30, 2001 was A$6.4 billion consisting of cumulative foreign currency translation adjustments of A$5.7 billion and unrealized holding gains (losses) on investments available for sale, net of tax, of A$704 million.

At the beginning of fiscal 2001, the Group, under both A-GAAP and US-GAAP, adopted American Institute of Certified Public Accountants' Statement of Position No. ("SOP") 00-2, "Accounting by Producers or Distributors of Films," which established new accounting standards for producers and distributors of films and supersedes Statement of Financial Accounting Standards ("SFAS") No. 53, "Financial Reporting by Producers and Distributors of Motion Picture Films". SOP 00-2 establishes new accounting standards for, among other things, marketing and development costs. Effective July 1, 2000, the Group, under A-GAAP, recorded a one-time, non cash charge of A$843 million (US$494 million), net of US$302 million tax, as an abnormal item, which has been reflected on the US-GAAP consolidated statement of operations as a cumulative effect of an accounting change. This charge primarily reflects the write-off of marketing and certain development costs in accordance with SOP 00-2. Subsequent to the adoption of SOP 00-2, the Group's accounting policy, under both A-GAAP and US-GAAP, is to expense marketing and certain development costs as incurred.

Fox Family Worldwide, Inc. ("FFW"), formerly an equity affiliate of Fox Entertainment Group, Inc. ("FEG") until it was sold in October 2001, adopted SOP 00-2 on July 1, 2001, at which time they recorded a one-time, non-cash charge of approximately A$104 million (US$53 million) as a cumulative effect of accounting change. The Group's portion, approximately A$42 million (US$22 million), net of minority interest, has been accounted for as a cumulative effect of accounting change in the accompanying unaudited consolidated condensed statement of operations for the six months ended December 31, 2001.

Note 2 - Chris Craft Acquisition

On July 31, 2001, News Corporation, through a wholly-owned subsidiary, acquired all of the outstanding common stock of Chris-Craft Industries, Inc. and its subsidiaries, BHC Communications, Inc. and United Television, Inc., (collectively, "Chris-Craft"). The consideration for the acquisition was approximately A$4 billion (US$2 billion) in cash and 68,854,209 in News Corporation American Depositary Receipts representing preferred limited voting ordinary shares ("ADRs") valued at approximately A$6 billion (US$3 billion). Simultaneously with the closing of the merger, News Corporation transferred A$6,793 million (US$3,432 million) of net assets, constituting Chris-Craft's ten television stations (the "Acquired Stations") to its majority owned subsidiary, FEG, in exchange for 122,244,272 shares of FEG's Class A Common Stock (the "Exchange"). The Exchange increased News Corporation's ownership in FEG from 82.76% to 85.25%. FEG assigned the licenses issued by the Federal Communications Commission ("FCC") for the Acquired

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 2 - Chris Craft Acquisition - continued

Stations to its indirect subsidiary, Fox Television Stations, Inc., which became the licensee and controls the operations of the Acquired Stations. The Group acquired Chris-Craft and transferred to FEG the Acquired Stations in order to strengthen FEG's existing television station business. FEG has consolidated the operations of the Acquired Stations, as of the date of Exchange, July 31, 2001, with the exception of KTVX-TV in Salt Lake City, whose operations were not consolidated prior to its exchange due to regulatory requirements which precluded FEG from controlling the station and required its disposal (see description of Clear Channel swap below).

On October 1, 2001, FEG exchanged KTVX-TV in Salt Lake City and KMOL-TV in San Antonio with Clear Channel Communications, Inc. for WFTC-TV in Minneapolis (the "Clear Channel swap"). In addition, on November 1, 2001, FEG exchanged KBHK-TV in San Francisco with Viacom Inc. for WDCA-TV in Washington, DC and KTXH-TV in Houston (the "Viacom swap", and together with the Clear Channel swap, the "Station Swaps"). All of the stations exchanged in the Station Swaps were Acquired Stations. No gain or loss was recognized by FEG as a result of the Station Swaps.

The purchase price was primarily allocated to acquired intangible assets including both FCC licenses and goodwill , which are deemed to have indefinite lives, and therefore are not subject to amortization in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The goodwill was assigned to the Television segment and is not deductible for tax purposes. In accordance with SFAS No. 109, "Accounting for Income Taxes," the Group has recorded deferred taxes for the basis difference related to FCC licenses and other acquired assets and liabilities.
The purchase price allocation is based on preliminary estimates and is subject to adjustment, which is expected to be completed by the end of the fiscal year.

The table below reflects the unaudited pro forma combined results of the Group as if the Exchange and the Station Swaps had taken place as of July 1, 2000.

                                                                  For the six months
                                                                  ended December 31,
                                                             ----------------------------
                                                                2001             2000
                                                             ----------      ------------
Revenues                                                    A$   14,686      A$   13,234
Operating (loss) income                                            (738)           1,290
Extraordinary items, net of tax                                     (34)               0
Cumulative effect of accounting change, net of tax                  (42)            (958)
Net loss                                                         (1,384)            (352)
Basic and diluted earnings per share:
    -Ordinary shares                                        A$    (0.27)     A$    (0.10)
    -Preferred limited voting ordinary shares               A$    (0.31)     A$    (0.10)

The unaudited pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the operating results that actually would have occurred had the Exchange and the Station Swaps been consummated on July 1, 2000. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 3 - Significant Transactions

On July 25, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 53.44% of Speedvision Network, LLC ("Speedvision") for approximately A$789 million (US$401 million). This acquisition resulted in FEG owning approximately 85.46% of Speedvision. As a result, FEG has consolidated the results of Speedvision beginning July 25, 2001. In October 2001, FEG acquired the remaining 14.54% minority interest in Speedvision held by Comcast Corporation ("Comcast") for approximately A$221 million (US$111 million). These transactions have been treated as a purchase in accordance with SFAS No. 141, "Business Combinations". The purchase price allocation is based on preliminary estimates and is subject to adjustment, which is expected to be completed by the end of the fiscal year.

On July 25, 2001, as a result of the exercise of rights by existing shareholders, FEG acquired 50.23% of Outdoor Life Network, LLC ("Outdoor Life") for approximately A$608 million (US$309 million). This acquisition resulted in FEG owning approximately 83.18% of Outdoor Life. On August 23, 2001, Comcast exercised its option to acquire FEG's ownership interest in Outdoor Life for A$958 million (US$512 million) in cash. During the period from July 25, 2001 until the closing of the sale of Outdoor Life to Comcast on October 30, 2001, the ownership interest in Outdoor Life was held for sale and control of Outdoor Life was deemed temporary. Therefore, in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries," and EITF No. 87-11, "Allocation of Purchase Price to Assets to be Sold," the results of Outdoor Life were not consolidated in FEG's statement of operations for this period. Upon the closing of the sale of FEG's ownership interest in Outdoor Life, FEG recognized a gain of A$285 million (US$147 million), which is reflected in Other in the accompanying unaudited consolidated condensed statements of operations.

In October 2001, Fox Broadcasting Company ("FOX"), Haim Saban and the other stockholders of FFW, sold FFW to The Walt Disney Company ("Disney") for total consideration of approximately A$10.3 billion (US$5.2 billion) (including the assumption of certain debt). The Company received cash proceeds of approximately A$3.4 billion (US$1.7 billion) in consideration of the Group's interest in FFW. FOX has entered into a programming arrangement with Disney, which allowed the continued broadcast for the 2001 - 2002 broadcast season of certain FFW programming on FOX affiliates through the Fox Kids Network. As a result of this transaction, the Group recognized a pre-tax gain on the sale of FFW in the amount of approximately A$2.6 billion (US$1.3 billion), which is reflected in Other in the accompanying unaudited consolidated condensed statements of operations. In addition, the Group sublicensed certain post-season Major League Baseball ("MLB") games for the 2001 to 2006 MLB seasons to Disney for approximately A$1,316 million (US$675 million).

In December 2001, News Corporation acquired from Liberty Media Corporation ("Liberty") its 50% interest in International Sports Programming Partners ("Fox Sports International"), in exchange for 3,673,183 ADRs valued at A$227 million (US$115 million). Under the terms of this transaction, FEG acquired News Corporation's interest in Fox Sports International, which increased FEG's ownership interest from 50% to 100%, in exchange for the issuance of 3,632,269 shares of FEG's Class A Common Stock. As a result of this transaction, News Corporation's ownership interest in FEG increased from 85.25% to 85.32%. The purchase price allocation is based on preliminary estimates and is subject to adjustment, which is expected to be completed by the end of the fiscal year.

In December 2001, the Group completed its offer to purchase for cash all of its outstanding US$300 million aggregate principal amount of 10 1/8% Senior Debentures due 2012 (the "Debentures"). Approximately 90% of these Debentures were tendered and accepted for payment. The Group recognized a loss on this early extinguishment of debt of approximately A$34 million, which is included in Extraordinary items, net in the accompanying unaudited consolidated condensed statements of operations.

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 3 - Significant Transactions - continued

In December 2001, the Group acquired Liberty's approximate 4% interest in Gemstar-TV Guide International Inc. ("Gemstar-TVG") in exchange for approximately 28.8 million ADRs of the Group representing approximately 115.2 million preferred limited voting ordinary shares valued at approximately A$1,480 million (US$751 million). As a result of this transaction, the Group's ownership interest in Gemstar-TVG increased to approximately 42%. At December 31, 2001 the Company's investment in Gemstar-TVG was assessed for impairment in view of the decline in Gemstar-TVG's market price. The Directors of the Company have assessed the recoverable amount of this long-term strategic investment, and have determined, based upon various factors, that an impairment charge is not appropriate. In March 2002, Gemstar-TVG announced that it expected to take an approximate US$5 billion write-down upon the adoption of SFAS No. 142 on January 1, 2002. The Group will include its portion of Gemstar-TVG's write-down, as a cumulative effect of an accounting change, in its results for the year ended June 30, 2002.

During the six months ended December 31, 2001, the Group recognized a gain of A$471 million (US$242 million) from the sale of 25.7 million shares of EchoStar Communications Corporation ("EchoStar"). This gain is reflected in Other in the accompanying unaudited consolidated condensed statement of operations.

For the six months ended December 31, 2001, Equity in losses of associated companies included a loss of approximately A$743 million relating to the Group's share of British Sky Broadcasting Group plc's ("BSkyB") writedown of its investment in KirchPayTV. This impairment was recorded due to the ongoing losses of KirchPayTV and the concern over the ability of KirchPayTV's to continue as a going concern.

In addition, given the uncertainties surrounding the Kirch Gruppe, the Group wrote-off its entire investment in KirchMedia of approximately A$460 million. This impairment is included in Other in the accompanying unaudited consolidated condensed statements of operations.

Note 4 - Other Operating Charges

The Group, through FEG, has several multi-year sports rights agreements including a contract with the National Football League ("NFL") through fiscal year 2006, a contract with the National Association of Stock Car Auto Racing ("NASCAR") through fiscal year 2009 and a contract with Major League Baseball ("MLB") through fiscal year 2007. These contracts provide the Group with the broadcast rights to certain national sporting events during their respective terms. The NFL and NASCAR contracts contain certain early termination clauses that are exercisable by the NFL and NASCAR. Related to these rights, at December 31, 2001, the Group has A$12,782 million (US$6,487) million of future minimum payment obligations consisting of NFL - A$5,675 million (US$2,880 million), MLB
- A$3,951 million (US$2,005 million) and NASCAR - A$3,156 million (US$1,602 million).

At December 31, 2001, the Group recorded an Other operating charge of A$1,769 million (US$909 million) which is included in Operating income in its unaudited consolidated condensed statements of operations under US-GAAP. This charge relates to a change in accounting estimate on the Group's national sports rights agreements caused by the downturn in the advertising market, which caused the Group to write off programming costs inventory and to provide for estimated losses on these contracts. The charge, by contract is as follows: NFL for A$753 million (US$387 million), MLB for A$438 million (US$225 million) and NASCAR for A$578 million (US$297 million).

At the end of the second quarter, the Group evaluated the recoverability of the rights costs against the revenues directly associated with the program material and related direct expenses over the expected contract lives. This evaluation considered the severe downturn in sports-related advertising, the lack of any sustained advertising rebound subsequent to September 11th and the industry-wide reduction of forecast long-term advertising growth rates, all of which resulted in the Group's estimate of future directly attributable revenues associated with these contracts being lower than previously anticipated. Because the vast majority of costs incurred under these contracts are fixed, such as the rights costs and production costs,

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 4 - Other Operating Charge - continued

the results of these lower revenue estimates indicate that the Group will generate a loss over the remaining term of the sports contracts.

In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes," the Group has determined that the impact on Basic and diluted earnings (loss) per share, net of tax benefit of A$672 million and minority interest, for the six months ended December 31, 2001 is A$0.20 loss per share and A$0.25 loss per share, for ordinary shares and preferred limited voting ordinary shares, respectively.

The costs of these sports contracts are charged to expense based on the ratio of each period's operating profits to estimated total operating profit of the contract. Absent differences in estimates of revenues and costs, and considering the provision of A$1,769 million (US$909 million) for estimated losses, no operating profit or loss will be recognized over the remaining term of the sports contracts.

The profitability of these long-term national sports contracts as discussed above is based on the Group's best estimates at December 31, 2001, of directly attributable revenues and costs; such estimates are reviewed periodically and may change in the future, and such changes may be significant. Should the estimates of revenue further weaken from those applied at December 31, 2001 an additional loss will be recorded. Should the estimates improve, then none of the recorded loss will be restored, but the Group will have a positive operating profit, which will be recognized over the remaining contract life.

Note 5 - Recently Issued Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires all business combinations be accounted for by the purchase method and that acquired intangible assets be recognized apart from goodwill if they meet specific criteria. SFAS No. 141 supersedes APB Opinion No. 16 and is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 eliminates the requirement to amortize goodwill and intangible assets that have indefinite useful lives. However, it requires that such assets be tested for impairment at least annually using guidance specifically provided in the statement. SFAS No. 142 supersedes APB Opinion No. 17 and will be adopted by the Group on July 1, 2002. In addition to the impact of the adoption of SFAS No. 142 on Gemstar-TVG as discussed in
Note 3, the Group is in the process of evaluating the impact of adopting these new standards on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. The Group plans to adopt SFAS No. 144 on July 1, 2002.

In November 2001, the FASB's Emerging Issues Task Force ("EITF") issued EITF No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendors' Products." This EITF, among other things, codified the issues and examples of EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." EITF No. 00-25 states that the financial statement classification of customer incentives, including the amortization of cable distribution investments, should be presented as a reduction in revenue. As required, effective January 1, 2002, the Group will reclassify the amortization of cable distribution investments to revenue, net. All comparative periods will be restated. Based upon historical pro forma information, management believes that the effects of this statement would result in a reduction of Revenue of less than 1%. The amortization of cable distribution investments is currently included in depreciation and amortization expense and would correspondingly be reduced such that Operating income, Net income and Earnings per share would not be affected.

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 6 - Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

                                                            For the six months ended
                                                                   December 31,
                                                           ----------------------------
                                                                 2001           2000
                                                           ----------------------------


Numerator:
 Income (loss) before extraordinary items and
  cumulative effect of accounting change                   A$  (1,314)       A$   502
 Dividends                                                       (173)           (136)
                                                           ----------        --------
Income (loss) before extraordinary items and
  cumulative effect of accounting change available
  to shareholders - basic                                  A$  (1,487)       A$   366
                                                           ==========        ========


 Extraordinary items, net of tax                                  (34)              -


 Cumulative effect of accounting change, net of tax               (42)           (958)

 Net loss                                                  A$  (1,390)       A$  (456)
 Dividends                                                       (173)           (136)
                                                           ----------        --------
 Net loss available to shareholders - basic and diluted    A$  (1,563)       A$  (592)
                                                           ==========        ========

Denominator:
 Weighted average shares - Basic and diluted
    -Ordinary shares                                            1,962           1,912
    -Preferred limited voting ordinary shares                   2,851           2,082

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS



Note 6 - Earnings per Share - continued

                                                         For the six months ended December 31,
                                                             2001                   2000
                                                         ---------------       ---------------
Basic and diluted (Loss) earnings before extraordinary
items and cumulative effect of accounting change:
    -Ordinary shares                                     A$     (0.26)            A$    0.10
    -Preferred limited voting ordinary shares            A$     (0.29)            A$    0.14
 Extraordinary items, net of tax:
    -Ordinary shares                                     A$     (0.01)            A$       -
    -Preferred limited voting ordinary shares            A$     (0.01)            A$       -
 Cumulative effect of accounting change, net of tax:
    -Ordinary shares                                     A$     (0.01)            A$   (0.22)
    -Preferred limited voting ordinary shares            A$     (0.01)            A$   (0.26)
Basic and Diluted net loss per share:
    -Ordinary shares                                     A$     (0.28)            A$   (0.12)
    -Preferred limited voting ordinary shares            A$     (0.31)            A$   (0.12)

The preferred limited voting ordinary shares ("Preferred Shares") were initially issued in November 1994 when ordinary shareholders of News Corporation received one Preferred Share for every two ordinary shares held. The holders of the Preferred Shares receive non-cumulative dividends equal to the greater of 15 cents or 120% of the ordinary dividends.

Potentially dilutive shares were not included in the computation of diluted earnings per share for the six months ended December 31, 2001 and 2000 because to do so would be anti-dilutive.

Earnings per share have been shown based on the two class presentation, as the preferred shares participate in dividends with the common shares. Prior year amounts have been restated to conform with the two class presentation.

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 7 - A-GAAP Reconciliation to US-GAAP

The application of US-GAAP has the following approximate effect on the consolidated net loss and stockholders' equity reported in accordance with A-GAAP:

                                                                             For the six months ended
                                                                                    December 31,
                                                                        ---------------------------------
                                                                             2001               2000
                                                                        -------------        ------------
                                                                                   (in millions)
Consolidated net loss as reported in accordance with A-GAAP              A$   (1,038)        A$    (475)
                                                                        ------------         ----------
Items (increasing) decreasing reported consolidated net loss before extraordinary items, and cumulative effect of accounting change:

  Amortization of publishing rights, titles and television
    licenses and other                                                          (441)              (387)
  Developing business start-up costs                                             (56)              (129)
  Amortization of excess of cost over net assets acquired                         12                 12
  Gain (loss) on sale/disposal of non-current assets, net                      1,110                493
  Equity in losses of associated companies                                      (854)              (482)
  Change in SFAS No. 133 adjustment                                              (40)               610
  BSkyB digital transition provision                                             (19)               (93)
  Increased income tax expense relating to US-GAAP adjustments                   202                 59
  Minority interest relating to US-GAAP adjustments                             (187)                58
  Other                                                                           (3)                (7)
                                                                        ------------         ----------
Net (increase) decrease in reported consolidated loss before
 extraordinary items, and cumulative effect of accounting change                (276)               134
                                                                        ------------         ----------
Approximate consolidated loss before extraordinary items, and
 cumulative effect of accounting change                                       (1,314)              (341)
  Extraordinary items, net of tax                                                (34)                 -
  Cumulative effect of accounting change, net of tax                             (42)              (115)
                                                                        ------------         ----------
Approximate consolidated net loss in accordance with US-GAAP             A$   (1,390)        A$    (456)
                                                                        ============         ==========

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 7 - A-GAAP Reconciliation to US-GAAP - continued

                                                                                  At December
                                                                                   31, 2001
                                                                                 -------------
                                                                                 (in millions)
Consolidated stockholders' equity as reported in accordance with A-GAAP          A$    52,710

Items increasing (decreasing) reported consolidated stockholders' equity:

 Publishing rights, titles and television licenses:
  Revaluation and other                                                                (7,228)
  Amortization                                                                         (3,218)

 Excess cost over net assets acquired:
  Effect of adopting SFAS No. 109 and other deferred taxes                              5,078
  Amortization                                                                            195

 Accounts payable and other non-current liabilities:
  Effect of adopting SFAS No. 109 and other deferred taxes                             (4,451)
  Effect of adopting SFAS No. 133 and other                                              (741)

 Investments:
  Associated companies reserve                                                          1,357
  Unrealized gains (losses) on certain investments available for sale                     278

 Minority interest in subsidiaries                                                     (4,105)


 Other                                                                                     66
                                                                                 ------------

Net decrease in reported consolidated stockholders' equity                            (12,769)
                                                                                 ------------

Approximate consolidated stockholders' equity in accordance with US-GAAP         A$    39,941
                                                                                 ============

                 THE NEWS CORPORATION LIMITED AND SUBSIDIARIES

       NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

Note 8 - Subsequent Events

In February 2002, the Group issued approximately 121.2 million Preferred Shares, valued at A$1,314 million (US$680 million), to a subsidiary of WorldCom, Inc. and paid US$250 million in cash to WorldCom, Inc. This share issuance and cash payment satisfied an existing obligation of the Group to issue redeemable preferred stock to WorldCom, Inc. (formerly MCI Communications Corporation) in connection with the unwinding of the former American Sky Broadcasting direct broadcast satellite joint venture.

In February 2002, the Group entered into an agreement to sell its interest in Stream, S.p.A ("Stream") to Vivendi Universal S.A. ("Vivendi"), subject to regulatory approval. Upon regulatory approval of the sale, the Group has agreed to purchase Telecom Italia's interest in Stream such that the Group will own 100% of Stream prior to the sale to Vivendi.

In February 2002, the Group redeemed all of its outstanding US$170 million aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2006. The Group will recognize an Extraordinary loss on the early extinguishment of debt in the amount of US$4.5 million in the third quarter of fiscal year 2002.

In March 2002, the Group offered to purchase for cash any and all of its outstanding US$500 million aggregate principal amount of 8 5/8% Senior Notes due 2003. Approximately 92% of these Notes were tendered and accepted for payment. The Group will recognize an Extraordinary loss on the early extinguishment of debt in the amount of US$24.3 million in the third quarter of fiscal year 2002.

On March 11, 2002, Groupe Canal+S.A., Canal+ Technologies S.A. and Canal+ Technologies Inc., subsidiaries of Vivendi (collectively "Canal+"), filed a lawsuit against NDS Group plc and NDS Americas Inc. in the United States District Court, Northern District of California, alleging acts of improper conduct, including unfair competition and copyright infringement, in connection with the conditional access systems operated by Canal+. NDS responded in a statement that it believes the claims to be baseless. NDS intends to defend vigorously against the suit and pursue the filing of counterclaims against Canal+. NDS is a majority owned subsidiary of the Group.

In March 2002, Fox Television Stations entered into an Asset Exchange Agreement with Meredith Corporation ("Meredith"). Fox Television Stations will exchange KPTV-TV in Portland for Meredith's WOFL-TV in Orlando and WOGX-TV in Ocala (the "Meredith Swap"). KPTV-TV is an Acquired Station from the Chris-Craft acquisition. The Meredith Swap is subject to regulatory approval and customary closing conditions.